SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

Trafalgar Resources, Inc.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

89271V 10 6

 (CUSIP Number)

Anthony B. Escobar

12587 S. 1745 E.

Draper, Utah 84020

(801) 748-1114

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 89271V 10 6

1.         NAMES OF REPORTING PERSONS:  Anthony B. Escobar

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  OO

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America.

NUMBER OF SHARES                      7. SOLE VOTING POWER: 0 shares.

BENEFICIALLY OWNED                  8. SHARED VOTING POWER: 0 shares.

BY EACH REPORTING PERSON     9. SOLE DISPOSITIVE POWER: 0 shares.

                                                              10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 common shares held directly.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

None; not applicable.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:

Common Stock, par value $0.001 per share.

Name of Issuer:

Trafalgar Resources, Inc., a Utah corporation (the “Company”), 12587 S. 1745 E.,

Draper, Utah, 84020.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Anthony B. Escobar.

(b)        Address:  12587 S. 1745 E., Draper, Utah, 84020.

(c)        Principal Occupation:  Mr. Anthony Escobar resigned as CEO and Director of the Company on July 13, 2018.

(d)        During the last five years, Mr. Escobar has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Escobar has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      Citizenship:  United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

NA

Item 4.  Purpose of Transaction.

Mr. Escobar sold all of his shares in Trafalgar Resources, Inc. and resigned all officer and director positions with the Company.

Item 5.  Interest in Securities of the Issuer.

(a)       Amount Beneficially owned.  As of the date hereof, Mr. Escobar owns no shares of the Company’s common stock.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 0 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 0 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Mr. Escobar ceased to be a 5% shareholder on July 13, 2018.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

On July 13, 2018, Mr. Escobar sold his shares in the Company to HY (HK) Financial Investments Co., Ltd.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2018                                                                /s/  Anthony B. Escobar

                                                                                                          Anthony B. Escobar